Sit Investment Associates

Mutual Funds Newsletter

Fall 2007



A Few Words from Gene Sit

Eugene C. Sit, CFA
Chairman

Attendance at our annual shareholder event this year in Minneapolis totaled nearly 370. We've dedicated a great deal of this newsletter to the luncheon presentations and the questions and answers from this year's program.

Our global outlook over the next three to four years is for a slowing economy but not a recession. Offsetting the adjustment in housing activity, slower consumer spending – particularly in the U.S.– and the troubled credit markets are ample liquidity, strong growth in developing countries, and support from the Federal Reserve. Current stock market valuations overall are at modestly attractive levels. U.S. growth equities are attractive relative to current earnings, inflation and interest rates, and global earnings growth is expected to moderate in 2008 from the strong gains of recent years. The major risks facing the investment environment are terrorism, protectionist trade policies, deterioration in Sino/U.S. relations, higher energy prices, and risks from derivatives and financial deleveraging. Additionally, there are risks resulting from the U.S.'s failure to address its fiscal and trade imbalances. Our speakers addressed many of these issues in their presentations.

I spoke about Sit Mutual Funds' investment strategy, which calls for overweighting equities and underweighting bonds, since nominal and real interest rates are relatively low. Within bonds, we favor higher-quality, shorter-duration issues, and we believe that foreign bonds, attractively denominated in Canadian, Australian and Singaporean currencies, will enhance overall returns. Within our equity strategy we expect growth stocks to sustain their recent out-performance over value stocks and provide superior returns. We favor the emerging markets such as China, Korea, India and Latin America, and we are emphasizing the Electronic Technology, Capital Goods and Energy sectors, while underweighting the Consumer and Financial sectors. Our stock selection emphasis is on companies with top-line growth, strong cash flow generation, and significant exposure to foreign economies.

Economist and Sit Mutual Funds Director Sid Jones discussed our current economic troubles and our chance of recovery. He believes we have a two-thirds chance of surviving the consequences of the housing crisis that was ignited by a series of blunders in the credit market in which suspect loans, issued at low rates of interest that increased after a few years, were made without consideration of income, assets, liabilities, terms and conditions, maturity structure, and even without the expectation of repayment. The economic fundamentals that have generated an unprecedented 283 of 299 months of robust economic expansion since December 1982 are still in place, although the target

(Shareholder Event continued on page 12.)

Luncheon Keynote Speaker Addresses Issues of Terrorism

Keynote speaker Lord Marlesford, member of Britain's House of Lords and a world economic and political adviser, spoke primarily about the dangers of Islamic terrorism -- detailing both the origins of Islamism's varied movements and the threats they pose. Although its groups are fractured and employ a variety of tactics, he believes that Islamism collectively "inspires, sponsors, encourages and organizes acts of terror throughout the world." While Muslims view terrorism as a weapon of the weak, it is not a weak weapon. It has been chillingly employed by Al-Qaeda, an extreme Islamic militant force, in its attacks against what are viewed as bad Islamic governments and Western countries that occupy and exploit Islamic countries.

The threat of Islamism was not fully appreciated in Europe (and America) before the attacks on 9/11 and, since then, the attacks in Spain and London. The world is now acutely aware of Islamism's objectives and tactics, which have had costly consequences to public and commercial finances, business and leisure travel, race relations, civil liberties, and many other aspects of life.

The inconvenience and cost of combating domestic terrorism in Europe is growing as is skepticism of the wisdom and sustainability of the United States' War on Terror. European media, according to Marlesford, view American policy as ill-conceived, ill-executed, biased (in favor of Israel), and counterproductive. He reported that Europeans have virtually no confidence in any peaceful outcome in Iraq, and are focused instead on Afghanistan, where they have a greater military commitment to thwart Taliban efforts to recapture the country. Pakistan is also at risk of becoming a Taliban state, if its president, Pervez Musharraf, were to be removed from office. That would create immense security problems for Britain with its large Pakistani population. Marlesford stated that there is "absolutely no support for any sort of military action against Iran." Europeans widely disapprove of the crude handling of Syria where the recent Israeli air incursion is thought to have undermined Bashir Assad, Syria's president, who they believe is positioned to bring stability to the region. Syria now refuses to attend the upcoming Middle East Peace Summit. Turkey's government is secular, but maintaining that status is essential and delicate. Its parliament recently approved military action against the Kurds in Iraq.

Addressing the worldwide anxiety resulting from terrorist activities as well as economic concerns, Marlesford reminded the audience that other movements have bred similar concerns and resolutions throughout history, thus discouraging the more fatalistic view of terrorism and other pressing issues of our time.

Answers to some of our guests' questions posed at the meeting are printed on pages seven and 10.

Investment Outlook and Strategy Summary *by Peter L. Mitchelson, CFA, Vice-Chairman*



Third quarter financial asset returns were somewhat mixed in response to pressures in credit markets, dramatic actions by the Federal Reserve and ongoing concerns about the status of the U.S. economy. October equity returns were quite positive, however, and, for the first ten months of 2007, major stock market indices recorded surprisingly normal returns and growth stocks fared relatively better. Early November volatility, however, makes an update of current developments very timely.

Economic Outlook

The first estimate of U.S. third quarter annualized real GDP growth was +3.9 percent, well above the consensus forecast of +3.1 percent. Subsequent data releases suggest the final third quarter figure could be as high as +5.0 percent. The positive result was dominated by a rebound in the important consumer sector, which accounts for over 70 percent of total GDP. Four other major components also contributed positively to the overall gain, the strongest of which was net exports. The country's inflation-adjusted exports, in fact, grew at a year-over-year rate of +9.6 percent in the third quarter. The inserted graph shows how this sector has been steadily improving due partly to the weaker U.S. dollar exchange rate. Residential investment continues to be a significant drag on the economy, but not meaningfully more than in the past four quarters. Housing and autos are two of the weakest components of the total economy currently. Excluding these two sectors from total GDP, the balance of the economy (over 90 percent) grew +3.7 percent year over year in the third quarter. We are forecasting weaker GDP growth in the fourth quarter and in the first two quarters of 2008. Even with this cautious outlook, our forecasts result in average GDP growth for all of 2008 of +2.7 percent, up from an estimated +2.2 percent in 2007. Our projections also include Consumer Price Inflation remaining in the +2.5 percent to +3.0 percent range.

Fixed Income

In our last newsletter, we discussed the dramatic action by the Federal Reserve to reduce the primary discount rate by -50 basis points at a specially scheduled meeting on August 17th. Both the timing and magnitude were unexpected and they were aimed at restoring liquidity and improving the function of financial markets. Almost exactly one month later, on the regular FOMC meeting date of September 18th, the Fed again surprised observers with a larger-than-expected -50 basis point cut in both the federal funds rate (to 4.75 percent) as well as the discount rate (to 5.25 percent). The explanation for this action was that "developments in financial markets since the committee's last regular meeting have increased the uncertainty surrounding the economic outlook." More specifically, "the tightening of credit conditions has the potential to intensify the housing correction and to restrain economic growth more generally."



Trade Contribution to Real GDP Growth,

Finally, on October 31st, the same day as the third quarter U.S. GDP data were released, the Federal Reserve concluded a regular two-day meeting and elected to reduce the federal funds rate by an additional 25 basis points to 4.50 percent. In the judgment of the FOMC, its action "roughly balanced the upside risks to inflation and the downside risks to growth." Investors exhibited little reassurance from the latest Fed action. While yields rose immediately following the central bank's announcement, shorter maturity yields continued to fall through the first week of November. We continue to expect that additional cuts to the federal funds target rate will be necessary to minimize the economic fallout from a decline in prices for mortgage securities backed by adjustable rate mortgages and issued to lower credit quality borrowers. We also expect that the Fed will favor adding stimulus to the economy at the expense of risking higher inflation in order to quell current unrest in credit markets.

Equity Markets

Up until early November, U.S. equity prices in 2007 were progressing in fairly normal fashion. The S&P 500 total return in September was +3.7 percent, in contrast to the average September decline of -0.9 percent since 1970. Common stock prices were also generally positive in October, but pulled back sharply in early November due to worries in credit markets. From a purely statistical standpoint, the last quarter of each year since the end of World War II has been the best time of the year to be invested in equities. On average, the S&P 500 Index price gain has been +4.1 percent in the fourth quarter and, while gains have not been realized every year, the positive "batting average" has been 79 percent. Equity prices also normally perform satisfactorily when the Federal Reserve begins to reduce interest rates, which has been the case since mid August. This is particularly true in cases when the Fed has been able to engineer a "soft landing." The explanation for this phenomenon is that investors fear a recession when the Fed is tightening and are unwilling to "pay up" for rapid earnings growth. Conversely, when tightening ends, and fears of a recession recede, confidence grows that economic growth will resume, and stock prices anticipate a future cycle of improving profits.

From a valuation standpoint, the stock market remains reasonably valued in the current environment, even though it cannot be classified as truly "cheap." The price-earnings ratio for the S&P 500 Index has actually declined by two multiple points since the end of 2004 to about 15x projected earnings due to the strong recovery in overall corporate profits. The biggest risk in these calculations is the denominator in the price-to-earnings ratio, i.e., earnings. Overall S&P 500 earnings are clearly in a decelerating phase, with the third quarter 2007 gain expected to be barely positive, if not down slightly. Growth stocks have been performing relatively well over the past 12 months and are benefiting from their strong earnings momentum compared to overall corporate earnings, a trend that could well continue.

Peter L. Mitchelson is a founding principal of Sit Investment Associates. He is a Chartered Financial Analyst and has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

Sit Mutual Funds Performance Summary: Third Quarter 2007

Equity Funds

Despite a rough start to the third quarter of 2007, U.S. equities overcame significant volatility as most indices posted modest gains during the period. We are pleased to report that each of the Sit equity funds posted strong returns that were ahead of their primary benchmarks during the quarter. Economic concerns took center stage during the third quarter as weakness in the housing market caused turmoil in both the equity and fixed income markets. While the impact on the economy from these factors will continue to be felt over the next several quarters, two important market trends have emerged as investors position for an economic slowdown in the U.S. First, investors have begun a rotation towards growth companies that can deliver reliable earnings growth even as the macroeconomic backdrop is less supportive for the overall market. This is clearly evident in the performance within the Frank Russell Company indices, as growth indices have outperformed their value counterparts across all capitalization styles by a considerable margin since the beginning of 2007. Another emerging trend, representing a sharp contrast from prior years, is that large and midcap stocks have outperformed small capitalization issues for both a quarter and on a year-to-date basis. We believe this is largely due to the fact that large companies tend to have significantly higher foreign exposure than small companies. These sales are benefiting from stronger overseas economies, further aided by a weaker U.S. dollar.

In general, the Sit equity funds have been well-positioned in advance of these changes in style performance. Portfolios remain well-diversified, with overweights in above-average growth sectors, including health care and technology. We also continue to emphasize the energy and industrial sectors, which are benefiting from the weaker U.S. currency and strong demand from overseas markets. Conversely, the Funds are underweighted in the finance and retail sectors, where fundamentals remain under pressure due to the ongoing weakness in the housing and credit markets.

While the markets have been choppy throughout 2007, global equity markets ended on a positive note for the third quarter in a row. The U.S. subprime issue had a material follow-through impact on global financials during the quarter, causing financials to be the key deterrent to performance for the third quarter. Nonetheless, the Sit international equity funds performed quite well with strong stock selection in the materials, energy, and technology-related sectors. On a regional basis, the holdings in Asia Pacific ex-Japan appreciated meaningfully to strong performance.

Although there has been some spillover of U.S. issues into European markets, primarily through financial institution exposure, our investment outlook for Europe remains virtually unchanged. Given worldwide liquidity, we see Europe attracting investment flows based on the region's political reform progress and relatively attractive market valuation, but remain cautious as economic indicators are beginning to point to a slowdown and energy prices may impact growth; therefore, we are maintaining the current allocation. In Japan, we are moving more underweight as the mixed economic outlook and political uncertainties give us less confidence in market outperformance. Elsewhere in Asia, we are again increasing our overweight as domestic consumption and exporting sectors remain resilient. Overall, our global investment strategy recognizes that performance will be driven by several global factors including globalization, acquisition activity, emerging markets growth, demographic changes, environmental awareness, European and Japanese reform measures, European Union enlargement benefits, and improved efficiencies. We continue to emphasize companies with rising ROEs, high free cash flow yields, topline growth, and rising earnings and dividends.

Fixed-Income Funds

Treasury yields fell to year-to-date lows during the third quarter as investors sought quality. The yield curve steepened in anticipation of Fed ease and, indeed, the Fed lowered rates twice, first with an inter-meeting cut in the discount rate by 0.50% to 5.75% on August 17th, and then with 0.50% cuts in both the federal funds and discount rates to 4.75% and 5.25%, respectively, at the FOMC meeting on September 18th. The 3-month Treasury bill yield ended the quarter 1.0% lower at 3.78% while the 30-year Treasury yield was approximately 0.30% lower at 4.84%.

The Sit U.S. Government Securities Fund benefited from strong price appreciation in its U.S. Treasury holdings, but was underweighted in this sector and underperformed. The Fund's collateralized mortgage obligations performed in-line with the benchmark, benefiting from a combination of its income advantage and price appreciation. The Fund's agency mortgage pass-through holdings continued to provide the greatest income advantage but, with their more stable price characteristics, did not benefit from price gains during the quarter.

The Sit Tax-Free Income Fund and the Sit Minnesota Tax-Free Income Fund also underperformed during the quarter. The Funds' returns were negatively affected by their recent duration extension as the yield curve steepened and longer duration bonds underperformed intermediate duration bonds, particularly for revenue bonds. In addition, while there were no credit quality issues during the period, all but AAA-rated general obligation and prerefunded bond experienced yield spread widening.

The Sit Fixed-Income Funds remain focused on securities that provide above average income and are positioned to take advantage of the continued steepening yield curve environment we expect in the period ahead.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the Indices.

Sit Large Cap Growth Fund
(SNIGX)

Inception 9/2/82

Portfolio Managers
Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Roger J. Sit
Ronald D. Sit, CFA

Net Asset Value
9/30/07: $46.27 Per Share
6/30/07: $43.99 Per Share

Total Net Assets
$173.6 Million

Weighted Avg. Mkt. Cap
$85.3 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Avg. Annual Total Returns (%)*			
3 Month**	5.18%	4.21%	1.98%
6 Month**	12.83	11.36	7.99
1 Year	21.66	19.35	16.91
5 Years	15.91	13.84	15.98
10 Years	4.24	4.06	6.86
Inception***	11.31	12.10	13.57
Cumulative Total Returns (%)*			
1 Year	21.66%	19.35%	16.91%
5 Years	109.25	91.19	109.89
10 Years	51.49	48.94	94.19
Inception***	1370.96	1655.36	2335.19

**As of 9/30/07*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 11.7
Electronic Technology 11.7
Health Technology 11.1
Producer Manufacturing 10.6
Technology Services 8.8
Energy Minerals 7.6
Communications 5.5
Sectors Less than 5.0% 27.7
Cash and Other Net Assets 5.3

Top Five Stock Holdings

1. Cisco Systems, Inc.
2. General Electric Co.
3. Pepsico, Inc.
4. Genentech, Inc.
5. Microsoft Corp.

Total Number of Holdings: 84

Sit Mid Cap Growth Fund
(NBNGX)

Inception 9/2/82

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
9/30/07: $17.02 Per Share
6/30/07: $15.71 Per Share

Total Net Assets
$223.0 Million

Weighted Avg. Mkt. Cap
$13.9 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Avg. Annual Total Returns (%)*			
3 Month**	8.34%	2.15%	-0.39%
6 Month**	16.82	9.04	4.89
1 Year	31.12	21.23	17.87
5 Years	20.75	20.39	20.90
10 Years	6.28	7.47	10.43
Inception	14.11	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	31.12%	21.23%	17.87%
5 Years	156.71	152.95	158.31
10 Years	83.89	105.57	169.73
Inception	2641.84	N/A	N/A

**As of 9/30/07*
***Not Annualized*

Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)


Health Technology 15.5
Electronic Technology 10.5
Industrial Services 9.6
Producer Manufacturing 8.5
Finance 7.8
Technology Services 7.7
Energy Minerals 6.5
Sectors Less than 5% 27.8
Cash and Other Net Assets 6.1

Top Five Stock Holdings

1. Celgene Corp.
2. McDermott International, Inc.
3. Precision Castparts Corp.
4. Broadcom Corp.
5. Coach, Inc.

Total Number of Holdings: 81

Sit Small Cap Growth Fund
(SSMGX)
Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Kent L. Johnson, CFA
Matt T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
9/30/07: $42.89 Per Share
6/30/07: $40.14 Per Share

Total Net Assets
$113.2 Million

Weighted Avg. Mkt. Cap
$4.0 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Avg. Annual Total Returns (%)*			
3 Month**	6.85%	0.02%	-3.09%
6 Month**	18.57	6.71	1.19
1 Year	34.54	18.93	12.34
5 Years	19.49	18.70	18.75
10 Years	9.57	3.65	7.22
Inception	14.18	8.04	10.98
Cumulative Total Returns (%)*			
1 Year	34.54%	18.93%	12.34%
5 Years	143.55	135.64	136.14
10 Years	149.44	43.12	100.80
Inception	490.15	178.70	297.91

*As of 9/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Health Technology 16.2
Electronic Technology 11.4
Industrial Services 10.2
Producer Manufacturing 8.9
Technology Services 8.9
Energy Minerals 6.5
Health Services 6.1
Sectors Less than 5% 26.0
Cash and Other Net Assets 5.8

Top Five Stock Holdings

1. Arena Resources, Inc.
2. Kyphon, Inc.
3. Affiliated Managers Group, Inc.
4. Frontier Oil Corp.
5. Flotek Industries, Inc.

Total Number of Holdings: 93

Sit Dividend Growth Fund
Class I (SDVGX)
Class S (SDVSX)
Inception 12/31/03

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share		
9/30/07:	$14.81	$14.79
6/30/07:	$14.42	$14.39
Total Net Assets (Million)	$40.5	$3.6
Weighted Avg. Market Cap	$86.3 Billion	

Total Returns (%)
Sit Dividend Growth Fund

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	3.12%	9.72%	19.33%	16.25%	N/A	13.68%
S&P 500 Index	2.03	8.44	16.44	13.14	N/A	10.82
Class S	3.13	9.60	19.05	N/A	N/A	16.12
S&P 500 Index	2.03	8.44	16.44	N/A	N/A	13.70
Cumulative Total Returns (%)*						
Class I	3.12%	9.72%	19.33%	57.12%	N/A	61.77%
S&P 500 Index	2.03	8.44	16.44	44.81	N/A	47.00
Class S	3.13	9.60	19.05	N/A	N/A	25.15
S&P 500 Index	2.03	8.44	16.44	N/A	N/A	21.26

* As of 9/30/07
** Not Annualized
*** Class I inception 12/31/03; Class S inception 3/31/06.

Portfolio Structure by Sector
(% of Total Net Assets)



Finance 20.2
Producer Manufacturing 13.1
Health Technology 10.8
Consumer Non-Durables 9.2
Energy Minerals 9.0
Sectors Less than 5% 33.7
Cash and Other Net Assets 4.0

Top Five Stock Holdings

1. General Electric Co.
2. AT&T, Inc.
3. Marathon Oil Corp.
4. Proctor & Gamble Co.
5. Total S.A.

Total Number of Holdings: 88

Sit International Growth Fund

(SNGRX)

Inception 11/1/91

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Net Asset Value
9/30/07: $19.56 Per Share
6/30/07: $18.70 Per Share

Total Net Assets
$41.0 Million

Weighted Avg. Mkt. Cap
$65.9 Billion

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Avg. Annual Total Returns (%)*			
3 Month**	4.60%	4.33%	2.18%
6 Month**	13.59	11.28	8.72
1 Year	25.69	27.76	24.86
5 Years	19.39	21.38	23.55
10 Years	2.50	5.55	7.97
Inception	6.53	6.05	8.24
Cumulative Total Returns (%)*			
1 Year	25.69%	27.76%	24.86%
5 Years	142.56	163.50	187.93
10 Years	27.95	71.66	115.27
Inception	173.73	154.69	252.67

**As of 9/30/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 19.3
Communications 8.9
Non-Energy Minerals 8.2
Health Technology 7.9
Consumer Non-Durables 7.1
Producer Manufacturing 6.6
Electronic Technology 5.6
Sectors Less than 5% 34.8
Cash and Other Net Assets 1.6

Portfolio Structure by Region


Europe 55.5 66.7
Asia 35.5 33.3
Other 7.4 0.0
Cash & Other Net Assets 1.6 0.0
Sit Int'l Growth Fund
Morgan Stanley EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Veolia Environment
4. Schlumberger, Ltd.
5. Vestas Wind Systems, Inc.

Total Number of Holdings: 91

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Eugene C. Sit, CFA
Roger J. Sit
Raymond E. Sit

Net Asset Value
9/30/07: $28.42 Per Share
6/30/07: $24.94 Per Share

Total Net Assets
$23.9 Million

Weighted Avg. Mkt. Cap
$46.5 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Avg. Annual Total Returns (%)*			
3 Month**	13.95%	13.70%	13.49%
6 Month**	30.97	29.69	29.28
1 Year	56.16	54.84	53.44
5 Years	33.06	35.26	33.64
10 Years	8.51	9.15	9.04
Inception	8.36	7.20	N/A
Cumulative Total Returns (%)*			
1 Year	56.16%	54.84%	53.44%
5 Years	317.16	352.79	326.27
10 Years	126.40	140.00	137.70
Inception	190.00	151.45	N/A

**As of 9/30/07*
***Not Annualized*

Portfolio Structure by Sector
(% of Total Net Assets)


Non-Energy Minerals 14.2
Finance 12.1
Communications 11.1
Electronic Technology 10.6
Energy Minerals 10.0
Consumer Services 7.2
Utilities 6.7
Sectors Less than 5% 21.4
Cash and Other Net Assets 6.7

Portfolio Structure by Region


Asia 61.8 56.1
Latin America 20.7 19.7
Europe 5.0 14.0
Africa/Middle East 5.0 10.2
North America 0.8 0.0
Cash and Other Net Assets 6.7 0.0
Sit Dev. Mkts. Growth Fund
Morgan Stanley Emerging Mkts. Index

Top Five Stock Holdings

1. Companhia Vale do Rio Doce, A.D.R.
2. America Movil, A.D.R.
3. Samsung Electronics
4. BHP Billiton, Ltd., A.D.R.
5. China Mobile, Ltd., A.D.R.

Total Number of Holdings: 87

Sit Balanced Fund

(SIBAX)

Inception 7/1/94

Net Asset Value
9/30/07: $17.60 Per Share
6/30/07: $16.93 Per Share

Portfolio Managers
Eugene C. Sit, CFA
Peter L. Mitchelson, CFA
Bryce A. Doty, CFA

Total Net Assets
$13.3 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Lehman Aggregate Bond Index
Avg. Annual Total Returns (%)*			
3 Month**	4.47%	2.03%	2.84%
6 Month**	9.33	8.44	2.31
1 Year	16.18	16.44	5.14
5 Years	11.73	15.45	4.13
10 Years	5.35	6.57	5.97
Inception	8.05	10.99	6.13
Cumulative Total Returns (%)*			
1 Year	16.18%	16.44%	5.14%
5 Years	74.14	105.12	22.45
10 Years	68.40	88.94	78.54
Inception	190.02	319.83	126.68

**As of 9/30/07*
***Not Annualized*

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets 4.6%
Bonds 32.0%
Equities 63.4%

Top Five Stock Holdings

1. General Electric Co.
2. Cisco Systems, Inc.
3. Schlumberger Ltd.
4. Monsanto Co.
5. Microsoft Corp.

Total Number of Holdings: 165

Shareholder Luncheon Questions and Answers

Q. In past years, Sit has emphasized the benefits of international equity investments. What is your current recommendation in this market?

A. Investors should always consider their risk tolerance and investment objectives before allocating their assets. For longer-term investors in general, Roger Sit believes that it is reasonable to have an international equity weighting between 10% and 20%. International investing can add diversification to a portfolio as foreign markets continue to develop and grow at varying speeds relative to the U.S. He also noted that it would be appropriate for investors to include holdings in both developing and developed markets. Sit Funds offers two international equity funds, the Sit Developing Markets Growth Fund and Sit International Growth Fund.

The Sit Developing Markets Growth Fund invests at least 80% of its assets in developing markets such as Hong Kong, Philippines, Taiwan, India and Brazil. These markets offer potential for strong growth, but also carry extra political, currency and liquidity risks. In contrast, the Sit International Growth Fund mainly targets countries with developed markets such as Germany, France, Japan, Australia and the U.K. Both Funds maintain diversification by spreading investments across different countries and sectors and by limiting the size of individual holdings.

Q. How will the decline in the dollar affect investments in the Sit Funds?

A. When managing the Sit equity portfolios, we look for ways to benefit from the falling dollar. Per Peter Mitchelson, Chief Strategist, we may increase weights in U.S. companies that derive a significant amount of their earnings from overseas operations. The benefit comes when those companies translate their earnings back into U.S. dollars, which can help boost their earnings per share.

Q. How will stocks react in the upcoming election year?

A. Statistically, the third year of a presidency (e.g. this year) tends to be better than the fourth year. One possible reason is that officials may be trying to pump up the economy and make things go as well as possible leading up to the election. However, this statistic is definitely not infallible. Peter Mitchelson explained that it is more reliable to focus on a company's long-term earnings prospects, which over time, will be a better predictor of performance.

Peter's discussion led to the current status of the economy, which is growing at a slower rate than it has been in the past couple of years. He noted that this environment may continue to favor growth stocks because their earnings growth rates should be higher relative to the rest of the market. For example, the projected earnings growth rates for the holdings in Sit Equity Funds are higher than those of their respective benchmarks.

More questions and answers on page 10.

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Portfolio Managers
Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Net Asset Value
9/30/07: $10.57 Per Share
6/30/07: $10.44 Per Share

Total Net Assets: $204.8 Million
30-Day SEC Yield: 5.18%
12-Month Distribution Rate: 4.78%
Average Maturity: 21.2 Years
Effective Duration: 3.2 Years[1]

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Lehman Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	2.43%	3.36%	2.91%
6 Month**	2.55	3.36	N/A
1 Year	5.58	5.88	4.47
5 Years	3.24	3.21	3.02
10 Years	4.85	5.43	5.03
Inception	6.58	6.77	6.15
Cumulative Total Returns (%)*			
1 Year	5.58%	5.88%	4.47%
5 Year	17.30	17.12	16.05
10 Years	60.63	69.72	63.36
Inception	265.65	278.96	236.94

*As of 9/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Collateralized Mortgage Obligations 36.5
FNMA Pass-Through 28.5
U.S. Treasury/ Federal Agency 13.3
GNMA Pass-Through 11.0
FHLMC Pass-Through 7.9
Sectors less than 5.0% 0.3
Cash & Other Net Assets 2.5

Estimated Average Life Profile


2.5%
78.9%
18.2%
0.4%
0.0%
0 - 1 Year
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
9/30/07: $9.53 Per Share
6/30/07: $9.63 Per Share

Total Net Assets: $384.7 Million
30-Day SEC Yield: 4.46%
Tax Equivalent Yield: 6.86%[1]
12-Month Distribution Rate: 4.05%
Average Maturity: 15.2 Years
Duration to Est. Avg. Life: 4.5 Years[2]
Implied Duration: 4.9 Years[2]

Total Returns (%)

	Sit Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	-0.01%	2.56%	0.94%
6 Month**	0.08	2.23	N/A
1 Year	1.89	3.82	2.14
5 Years	2.96	3.03	3.78
10 Years	3.89	4.55	4.70
Inception	5.70	5.74	6.23
Cumulative Total Returns (%)*			
1 Year	1.89%	3.82%	2.14%
5 Years	15.68	16.11	20.41
10 Years	46.50	56.06	58.24
Inception	196.85	189.08	215.37

*As of 9/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Insured 21.0
Hospital/Health Care 19.8
Multifamily Mortgage Revenue 14.7
Other Revenue 12.1
Education/Student Loan 8.9
Sectors less than 5.0% 21.6
Cash & Other Net Assets 1.9

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.0%
AA	0.0
A	2.4
BBB	5.5
BB	12.5
<BB	1.1
Total	21.5%


Other Assets & Liabilities 1.9%
Less Than BBB 2.2%
AAA 27.4%
Not Rated 21.5%
AA 7.4%
BBB 24.7%
A 14.9%

[1] For individuals in the 35% federal tax bracket.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
9/30/07: $10.03 Per Share
6/30/07: $10.09 Per Share

Total Net Assets: $311.5 Million
30-Day SEC Yield: 4.45%
Tax Equivalent Yield: 7.43%[1]
12-Month Distribution Rate: 4.19%
Average Maturity: 15.4 Years
Duration to Est. Avg. Life: 4.7 Years[2]
Implied Duration: 5.0 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Lehman 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Avg. Annual Total Returns (%)*			
3 Month**	0.46%	2.56%	1.11%
6 Month**	0.33	2.23	N/A
1 Year	2.32	3.82	2.14
5 Years	3.88	3.03	3.60
10 Years	4.42	4.55	4.51
Inception	5.01	4.76	4.73
Cumulative Total Returns (%)*			
1 Year	2.32%	3.82%	2.14%
5 Years	20.99	16.11	19.36
10 Years	54.14	56.06	55.44
Inception	96.71	90.25	89.44

*As of 9/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Hospital/Health Care 25.4
Multifamily Mortgage Revenue 21.1
Education/ Student Loan 10.6
Other Revenue 9.7
Insured 6.4
Single Family Mortgage 6.4
ETM/ PRE-REF 5.4
Sectors less than 5.0% 11.5
Cash & Other Net Assets 3.5

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities	
AAA	0.5%
AA	0.6
A	7.3
BBB	19.4
BB	9.4
<BB	0.3
Total	37.5



Other Assets & Liabilities 3.5%
AAA 19.1%
AA 7.6%
A 14.4%
BBB 15.6%
Less Than BBB 2.3%
Not Rated 37.5%

[1] For individuals in the 35% federal tax bracket and 7.85% MN tax brackets.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Money Market Fund

(SNIXX)

Inception 11/1/93

Portfolio Managers
Michael C. Brilley
Mark H. Book, CFA

Net Asset Value
9/30/07: $1.00 Per Share
6/30/07: $1.00 Per Share

Total Net Assets: $77.2 Million
7-Day Simple Yield: 4.60%[1]
7-Day Effective Yield: 4.70%[1]

Total Returns (%)

	Sit Money Market Fund	3-Month U.S. Treasury Bill	Lipper Money Market Index
Avg. Annual Total Returns (%)*			
3 Month**	1.18%	1.09%	1.21%
6 Month**	2.40	2.33	N/A
1 Year	4.88	4.95	4.84
5 Years	2.55	2.92	2.48
10 Years	3.46	3.67	3.42
Inception	3.84	4.08	3.79
Cumulative Total Returns (%)*			
1 Year	4.88%	4.95%	4.84%
5 Years	13.41	15.49	13.01
10 Years	40.54	43.44	40.02
Inception	68.92	74.43	67.84

*As of 9/30/07
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



U.S. Govt. Securities 29.7
Financial Services 9.4
Captive Equipment Finance 9.4
Diversified Finance 8.1
Energy 7.1
Consumer Non-Durables 6.7
Consumer Loan Finance 6.4
Insurance 5.9
Sectors less than 5.0% 14.5
Cash & Other Net Assets 2.8

Quality Ratings
(% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.



First Tier Securities 100%

An investment in the Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Money Market Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

[1] The Yield quotation more closely reflects the current earnings of the Money Market Fund than the total return quotation which refers to a specific past holding period.

2007 Year-End Distribution Estimates

Mutual funds are required to distribute net realized capital gains and income each year. We will pay these amounts this year on December 18th (to shareholders of record on December 17th). This year's distribution estimates are provided in the box below. As always, the Sit Fixed-Income Funds pay regular monthly income distributions. No capital gain distributions are expected for the Fixed-Income Funds.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that will pay taxable capital gains or income. This form will not be produced for accounts with holdings in the Small Cap Growth Fund because they did not have any realized net capital gains or income.

2007 Year-End Distribution Estimates

Sit Mutual Fund	Per Share Estimate	Type of Distribution
Mid Cap Growth	$0.35 - $0.55	Long-term Capital Gain
Small Cap Growth	$0	
Balanced	$0.06 - $0.09	Income
Dividend Growth	$0.04 - $0.08	Income
Dividend Growth	$0.10 - $0.20	Short-term Capital Gain
Dividend Growth	$0.45 - $0.65	Long-term Capital Gain
Large Cap Growth	$0.05 - $0.20	Income
International Growth	$0.15 - $0.25	Income
Developing Markets Growth	$0.02 - $0.08	Income
Developing Markets Growth	$0.20 - $0.40	Long-term Capital Gain
U.S. Government Securities	$0	
Tax-Free Income	$0	
Minnesota Tax-Free Income	$0	

2008 INVESTMENT SEMINARS

You and your guests are invited to attend any of the three seminars we're offering next year. All seminars will be held at each of the following locations and scheduled dates.

7:30 - 8:30 a.m.	Edina Country Club 5100 Wooddale Avenue Edina, Minnesota
12:00 - 1:00 p.m.	Sit Mutual Funds Offices 3300 IDS Center, 80 South Eighth Street Minneapolis, Minnesota
February 13, 2008	**The ABCs of Investing** *Mutual Funds and Saving for Retirement*
March 12, 2008	**Funding a College Education** *Uncovering Methods and Resources*
April 9, 2008	**Retirement Distributions** *Income producing and tax-saving strategies*

Contact Denise Johnson to reserve your place.
612-359-2533/800-332-5580, ext. 533 or ddj@sitinvest.com

Questions and Answers continued from page 7.

Q. Why have the Sit Tax-Free and Sit Minnesota Tax-Free Income Funds underperformed their benchmarks recently?

A. Two factors have caused the recent underperformance: a wider yield spread and a decline in prices for long-term municipal bonds. Both factors have either run most of their course or have already turned around according to Mike Brilley, Senior Fixed Income Officer for the Funds.

The yield spread is the difference in yields between higher- and lower-rated bonds (AAA, AA and A rated bonds). As the credit market problems erupted in the third quarter, investors sold more lower-rated bonds, which caused their prices to fall and yields to rise relative to higher-rated bonds. Yield spreads had come down in recent years to very narrow levels and this recent widening merely took the spreads back into a historically normal range. This event was more of a repricing of risk than an actual credit problem.

Long-term municipal bonds sold off sharply during this time as well. On average, the Funds own intermediate-term securities, but they have a small percentage in longer-term municipal bonds which affected performance. Brilley believes this is a temporary condition because prices for long-term bonds fell to historical lows and have since bounced back some.

Q. What is Sit's opinion on the Davis versus Kentucky Department of Revenue court case (specifically as it applies to Sit Minnesota Tax-Free Income Fund)? This court case centers around a state's right to exempt state tax on interest from municipal bonds issued within its borders versus municipal bonds from other states.

A. The ruling from this case, which is being heard by the U.S. Supreme Court, may have some adverse affect on single-state municipal bond funds (e.g. Sit Minnesota Tax-Free Income Fund). The reasoning goes that if the state tax exemption were suddenly taken away, the single-state bonds may not be as attractive because of their lower yields relative to equivalent, out-of-state bonds. The logical conclusion is that prices of single-state bond funds would fall because the underlying bond prices would have to drop to equate their yields with out-of-state issues.

We do not believe the Sit Minnesota Tax-Free Income Fund will be significantly affected by a court decision to change the current status. First of all, the yield difference between this Fund and the Sit Tax-Free Income Fund is quite small-only 1/100th of a percent as of September 30, 2007. Second, the complexity of the situation may mute the overall effect and slow the progression of the price adjustments, if any. For example, if the court rules that states must treat all issues the same, each state gets to decide whether they will exempt all or none, and it could happen that about half of the states exempt all and the other half exempt none. Adding to that scenario, it may be decided that older issues are exempt from the new rule and the new rule does not take effect until some time in the near future. Per Brilley, investors who are nervous about the outcome could split their municipal holdings between the Sit Minnesota Tax-Free and Sit Tax-Free Income Fund to reduce the effect of a rule change.

IRS to Scrutinize More Tax Returns *by Steve Benjamin, CEBS, CRPC*

The IRS is launching a new, multi-year audit program that selects tax returns – at random – from a variety of income categories. For the 2006 tax year, approximately 13,000 returns will be chosen.

Why the new audit push? Under Congressional pressure, the IRS is developing better guidelines for more efficient inspection of returns to help identify taxpayers who are not paying the proper amount. "The new program will be a big step forward for tax research," said Acting IRS Commissioner Kevin Brown. "Our approach will reduce the burden on taxpayers, improve our audit selection techniques and give us more timely information to help reduce the tax gap."

The tax gap is the difference between what taxpayers should have paid the IRS and what they actually paid on a timely basis. And the gap is huge. IRS officials estimate the annual tax gap to be $300 billion. The IRS has found that a large percentage of the gap comes from taxpayers who:

- are sole proprietors
- own a Subchapter S corporation
- own a farm or are involved in farming
- report capital gains
- deduct medical expenses, charitable contributions, and non-reimbursed job expenses.

Apart from these criteria, how does the IRS decide whether or not to audit your return? In a nutshell, they calculate two scores for your return. The first is called the Discriminate Information Function (DIF) score. The DIF score rates the probability there is inaccurate information on your return. For example, part of your DIF score may be determined by the amount of your deductions compared with what others in your income bracket deduct. The second score is an Unreported Income score that measures the probability you underreported your income. Unlike your credit score, the method for how these scores are determined is confidential.

Tax professionals agree that you can reduce your chances of being audited by taking the following steps:

Get the basics right

Sign your return, include all Social Security numbers and double-check your math. Neatness counts, too, because sloppy returns tend to draw more scrutiny. Be careful when rounding.

Report investment income and sales carefully

Remember that the IRS matches the income and dividends you report on your return from information received from financial institutions. And when securities are sold, both you and the IRS receive a Form 1099 noting the sale price and proceeds. A tax professional, or a tax preparation software program, can help you record this information properly on your return.

Be wise about itemized deductions

Claim every deduction for which you are entitled, but make your contributions by check or credit card so you have a record. Be sure to obtain a receipt from the organization listing their name, the date of the donation and the amount. This is a new and strict requirement of the Pension Protection Act of 2006. Also, you cannot take a deduction for clothes or household items unless they are in "good" condition. Since the IRS has not defined "good" you may want to take a picture of what you donate and keep it with your tax records. Also, if you deduct $500 or more for one item, documentation from a qualified appraiser must be included with your return.

Keep accurate mileage records

Using your vehicle for charitable events? You can deduct 14 cents per mile in 2007. For doctor appointments, you can deduct 20 cents per mile. Keep a notebook in your car to record the miles. Your records should list the beginning and ending odometer figures and the reason for the trip.

Watch those home office deductions

To claim a deduction for using part of your home for business, you must use that part of your home:

- exclusively and regularly as the principal place of business or as a place to meet or deal with patients, clients or customers in the normal course of their business, or
- as rental property, as a home daycare facility or regularly for storage (e.g. inventory, product samples)

For more details, see IRS Publication 587 "Business Use of Your Home" by calling 1-800-829-3676 or visiting www.irs.gov.

Include Form 8275, Disclosure Statement

When in doubt, consider filing this form with your return. This disclosure statement lets you answer – in advance – questions that the IRS might have about your return. For example, you could use this form to explain why you have an exceedingly large charitable deduction.

TYPES OF AUDITS

Correspondence	Conducted through the mail, the IRS asks you to clarify some items on your return.
Office	Conducted at an IRS office, you meet with an examiner to answer specific questions and provide additional documentation.
Field	Conducted at your residence, an IRS examiner may ask why that Porsche sitting in the driveway belongs to someone who reported $21,000 in income last year.

Sit Investment Associates
Sit Mutual Funds

3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
e-mail address: info@sitinvest.com
web site: www.sitfunds.com
(612) 334-5888 (800) 332-5580

Sit Investment Associates, Inc. was founded in July, 1981 in Minneapolis by Eugene C. Sit. That same year Sit Mutual Funds, a family of no-load mutual funds, was established.

Important Information

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

postal indicia

2007 Required Minimum Distribution Deadline

Upon turning 70½, you must withdraw a portion of your IRA assets each year. There is a 50% penalty tax, in addition to regular taxes, for failing to take your required minimum distribution (RMD) by December 31st each year. Sit Mutual Funds or your tax adviser can determine your distribution. If you would like us to process your RMD automatically each year, call us at 800-332-5580.

Individuals age 70½ and older can make a tax-free distribution from their Traditional IRA that is considered part of their RMD if the withdrawal is made by the end of this year. There is a $100,000 limit and the distribution must be paid directly to a public charity. Since the withdrawal is not considered taxable income, a tax deduction cannot be taken.

Shareholder Event continued from page one.

growth track, which had grown to a rate of 3.0% to 3.5% per year, is beginning to slow. His estimate of a one-third likelihood of a recession allows for the possibility of a downturn in consumer spending and a subsequent downturn in business spending leading to a burn off of inventories.

Jones looks for a downturn in consumer spending to be reflected in the fourth quarter of 2007, with a modest growth rate of 1.0% – 1.5%. He doesn't expect the target growth rate of 2.0% to be reached until mid 2008, following slower growth in the first six months of next year. The good news is that the U.S. will continue to export more and import less and inflation should continue at a moderate 2%. Jones said that we may expect to make modest progress on the current account deficit, but we need large surpluses to prepare for baby boomers' retirement.

Former Congressman and Sit Mutual Funds Director Bill Frenzel spoke about the 2008 elections. Following the Republicans' razor-thin, electoral college decisions in the 2000 and 2004 presidential elections, independent voters propelled Democrats into the majorities in both the House and the Senate in 2006 -- reflecting low approval ratings for both the President and the Iraq War. He believes this sentiment will likely continue in the 2008 House, Senate and presidential elections, as Bush still has a 30% favorable rating and Iraq continues to be a burden on the minds of the American public. The damaged image of Republican fiscal responsibility is also a factor. Current polls indicate a 7.0% to 13.0% advantage in next year's elections for Democrats, who are attracting more money, as business deserts Republicans because of their losing record and the fiscal discipline issue. The good news for Republicans is that Democrats haven't done much in Congress since the election and Democratic leaders have managed to creep under Bush in approval ratings.

Frenzel expects Democrats to carry the House by a handful of votes more than they did this year, and believes that Speaker Pelosi's job won't be much easier because Democrats will pick up the more moderate Republican seats and will have to elect more moderate Democrats. Both parties have trouble with centrist elements.

Of the 33 running for re-election in the Senate next year, 22 are Republican and only 11 Democrat. In addition, the Republicans have 5 very prominent retirees and one pending scandal in Alaska that makes the Party nervous. The Democrats have no impending retirements and only one shaky seat in Louisiana. Republicans have 4 seats they'll have a hard time defending in Minnesota, New Hampshire, Maine and Oregon. Washington insiders think Republicans will be lucky if they lose only 2 - 3 seats, but consensus is a loss of 5 – 6 seats.

In the presidential election Clinton is likely to be nominated, but she has recently run up against a few difficulties. Romney, the core Republican Party favorite, is leading in New Hampshire and Iowa, but he's still in single digits in national polls, where Giuliani leads and is seen to have the best chance in a race against Democrats. While Frenzel sees Giuliani and Romney as the GOP frontrunners, he doesn't count out McCain. Clinton beats all the Republican candidates in current polls.

If Democrats win the presidential election and improve their positions in the House and Senate, Frenzel believes that there will be a strong effort to eliminate the alternative minimum tax (AMT); but taxes, particularly at the higher income levels, are probably going to go up. He expects a patch to the AMT applied this year and next to benefit the approximately 27 million more escalating into this bracket where 3 million are today. They will not graduate the middle class into this tax. The Estate Tax is scheduled to return to where it was in 2011, but Frenzel thinks it will be hard for Democrats to raise the taxes on capital gains and dividends. Other Bush tax cuts will probably go back up. Frenzel believes that Democrats will propose some kind of healthcare program, and he sees more regulation in credit markets.